Buenos Aires, March 8th, 2018

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.:                   Relevant Event. Acquisition of own Shares for Compensation Plan in Shares.

Dear Sirs:

I am writing to you in accordance with Article 11, Chapter I, Title II and Article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) regulations (TO 2013) to inform you that the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved the reacquisition of Pampa shares in accordance with Article 64 of Law 26.831 and CNV that will be destined to cover the different Compensation Plan in Shares Specific Programs that were approved by the Board and informed to the market on February 10, 2017 (the “Plan”).

Below is a description of the terms and conditions approved by the Board of Directors for the repurchase of Pampa shares:

1.              Purpose: Compensation plan payable in shares.

2.              Maximum Amount to Invest: Up to AR$150,000,000 (One Hundred and Fifty Million Argentine Pesos)

3.              Maximum amount of Pampa shares or maximum percentage of Pampa capital stock subject to the acquisition: up to 3,500,000 ordinary shares, with a nominal value of AR$1 per share and entitled to one (1) vote each, representing as of today 0.19% of Pampa’s current capital stock; an amount that will never surpass the 10% of Pampa’s capital stock limit at the time of the acquisition of the Pampa shares, as per the applicable law.

As of today, the capital stock of the Company amounts to 1,836,494,690 shares, represented by 1,836,494,690 ordinary shares with a nominal value of AR$1 per share and entitled to one (1) vote each, fully subscribed and paid. Furthermore, after the stock exchange due to the merger process between Pampa with Petrobras Argentina S.A., Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A.; and between Pampa with Petrolera Pampa S.A. and other generating companies of the group, the capital stock of the Company will be 2.082.690.514 shares, being the maximum amount of shares, 0.1289%, of the Company’s capital stock.

4.              Daily Limit of Market Operations: According to regulations, this limit will be up to 25% of the average volume of daily trading in all the markets listed, as of the previous 90 working days.

5.              Price Per Share: Up to AR$60 per share in the Buenos Aires Stock Exchange and up to US$70 per ADR in the New York Stock Exchange.

6.              Funds Origin: The acquisition of Pampa shares will be made with funding available in the Company’s Facultative Reserve that, in accordance to what was approved in the General Shareholders Meeting dated as of April 7th, 2017, amounts to AR$5,146,000,000. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting the Company’s solvency, as described in the Supervisory Committee report.

7.              Period in which the acquisitions will be performed: The Company will be acquiring the ordinary shares for a 120 day period, counted as from the business day following the one when the repurchase is published in the communications media to the market and subject to any renewal or extension of the term that will be duly informed.

8.              Internal Communication: Directors, syndicates and managers will be informed that, being that a decision by the Company to acquire its own shares is outstanding, according to paragraph 7 above, they cannot sell their own shares—whether directly or indirectly administered by them—during such time.

Sincerely yours,

Victoria Hitce
Head of Market Relations